Exhibit 15.2

To the Shareholders and Board of Directors
Natura &Co Holding S.A.

We consent to the incorporation by reference in the registration statement on Form F3 (No. 333-249198) and Form S8 (No. 333-235802) of Natura &Co Holding S.A. of our report dated May 6, 2020, except as to Note 2 which is as of September 30, 2020, with respect to the consolidated financial position of Natura &Co Holding S.A. as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appear in the December 31, 2020 annual report on Form 20-F of Natura &Co Holding S.A. Our report on the consolidated financial statements refers to a change in the method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

/s/ KPMG Auditores Independentes

São Paulo, Brazil

April 19, 2021.